UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2021

GROUNDFLOOR FINANCE INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11188

Georgia	46-3414189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

600 Peachtree Street NE, Suite 810 Atlanta, GA (Address of principal executive offices)	30308 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

Series B Preferred Shares
(Title of each class of securities issued pursuant to Regulation A)

Summary Financial Information

The following information updates and replaces the information in the section titled “Summary Financial Information” beginning on page 24 of the Offering Circular on Form 1-A dated June 15, 2020 and qualified on June 18, 2020:

The unaudited condensed statements of operations data set forth below with respect to the six months ended June 30, 2021 and June 30, 2020 are derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements included in this Offering Circular and should be read in conjunction with those unaudited condensed consolidated financial statements and notes thereto.

	Six Months Ended June 30,
	2021	2020
Non-interest revenue:
Origination fees	$1,707,805	$1,552,929
Loan servicing revenue	1,437,522	845,695
Total non-interest revenue	3,145,327	2,398,624
Net interest income:
Interest income	5,781,500	5,210,695
Interest expense	(4,058,942)	(3,968,122)
Net interest income	1,722,558	1,242,573
Net revenue	4,867,885	3,641,197
Cost of revenue	(502,001)	(320,372)
Gross profit	4,365,884	3,320,372
Operating expenses:
General and administrative	1,755,676	1,465,993
Sales and customer support	1,610,268	1,293,443
Development	727,912	402,005
Regulatory	214,977	172,352
Marketing and promotions	1,617,344	443,067
Total operating expenses	5,926,177	3,776,860
Loss from operations	(1,560,293)	(456,035)
Other income (expense):
Interest expense on corporate debt instruments	(221,411)	(846,976)
Gain on loan extinguishment	829,100	-
Total other income	607,689	(846,976)
Net loss	$(952,604)	$(1,303,011)

Groundfloor’s audited consolidated financial statements for the year ended December 31, 2020 included a going concern note from its auditors. Since Groundfloor’s inception, Groundfloor has financed its operations through debt and equity financings. Groundfloor intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

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CAPITALIZATION

The following tables reflect Groundfloor’s capitalization as of June 30, 2021 (unaudited) and December 31, 2020 (audited). The tables are not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings or the subsequent closings of any financings.

The historical data in the tables is derived from and should be read in conjunction with Groundfloor’s consolidated financial statements included in this Offering Circular. You should also read this table in conjunction with the section entitled “Management Discussion and Analysis.”

	Amounts Outstanding as of June 30, 2021	Amounts Outstanding as of December 31, 2020
Stockholders’ Deficit:
Common stock, no par value	$11,596,087	$11,596,087
Preferred stock, no par value	14,660,231	10,716,618
Additional paid-in capital	2,581,806	2,336,551
Less: Stock subscription receivable	(560)	(560)
Accumulated deficit	(27,207,011)	(26,254,407)
Total stockholders’ equity (deficit)	$1,630,553	$(1,605,711)

MANAGEMENT DISCUSSION AND ANALYSIS

You should read the following discussion in conjunction with Groundfloor’s unaudited condensed consolidated financial statements and the related notes and the section entitled “Description of the Company’s Business” elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

Groundfloor Finance Inc. (“Groundfloor” or “Groundfloor Finance”) maintains and operates the Groundfloor Platform for use by us and Groundfloor subsidiaries to provide real estate development investment opportunities to the public. Groundfloor was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. In August 2014, Groundfloor converted into a Georgia corporation and changed its name to Groundfloor Finance Inc. The unaudited condensed consolidated financial statements include Groundfloor’s wholly-owned subsidiaries. Groundfloor Holdings GA, LLC is the holder of the Revolver, as defined in Note 7. Groundfloor Properties GA LLC was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1, LLC, Groundfloor Real Estate 2, LLC, Groundfloor Real Estate 3, LLC, and Groundfloor Yield LLC were created for the purpose of financing real estate in any state. Groundfloor Real Estate, LLC is currently inactive and management does not have plans to use this entity in the near future.

Funding Loan Advances

To date, the Company has entered into the following financial arrangements designed to facilitate Loan advances.

In November 2016, the Company entered into the Revolver credit facility to fund Loan advances (as defined below). The terms of the credit facility are as follows: Interest accrues at the greater of 10.0% per annum or the weighted average annual interest rate of the Loans then held by Holdings which have been originated with proceeds from the credit facility. The revolving credit facility was originally limited to $1.5 million with an option to increase the limit to $15.0 million (under certain circumstances). In March 2020, in connection with the novel coronavirus pandemic and the related tightening of credit markets, GROUNDFLOOR’s creditor informed the Company that it would cease funding of draws on the Revolver for an undefined period of time and replace the lost financing by expanding on other existing sources of lending capital, most importantly the GROUNDFLOOR Notes program. In response, the Company developed a plan to repay the outstanding principal and accrued interest on the Revolver. The outstanding principal and accrued interest on the Revolver were repaid in full in June 2020 and no outstanding balance remains as of June 30, 2021. At the time of issuance of these condensed consolidated financial statements, the future of the Revolver credit arrangement remains unknown.

On January 11, 2017, Groundfloor entered into the ISB Note (as defined below) for a principal sum of $1.0 million, which was subsequently increased to $2.0 million, for the purpose of using the proceeds for our loan advance program, but may use the proceeds for other purposes in our sole discretion. The outstanding principal and accrued interest on the ISB Note were repaid in full in September 2019.

Starting in November 2018, Groundfloor entered into various secured promissory notes (“GROUNDFLOOR Notes”), with accredited investors. The GROUNDFLOOR Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land for commercial purposes. The principal outstanding as of June 30, 2021 was approximately $30.8 million.

In November and December 2019, Groundfloor entered into various short-term, secured promissory notes with accredited investors. Proceeds from the notes are used by the Company for originating, buying, and servicing loans to developers for the purpose of building, buying, and rehabilitating single family and multifamily structures, or buying land for commercial purposes. These loans were repaid in full at maturity during the six months ended June 30, 2020 and no balance remains outstanding as of June 30, 2021.

In January 2021, Groundfloor entered into various five-day promissory notes, (“Stairs Notes”). The Stairs Notes are used for the purpose of originating, buying, and servicing loans or the purpose of building buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. The principal outstanding as of June 30, 2021 was approximately $1.5 million.

Financial Position and Operating History

In connection with their audit for the year ended December 31, 2020, our auditors expressed substantial doubt about our ability to continue as a going concern due to our losses and cash outflows from operations. To strengthen our financial position, Groundfloor have continued to raise additional funds through convertible debt and equity offerings.

Groundfloor has a limited operating history and have incurred a net loss since our inception. Our net loss was $1.0 million for the six months ended June 30, 2021. To date, Groundfloor has earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by the Company and its wholly-owned subsidiaries GRE 1 and Groundfloor GA corresponding to the LROs and Georgia Notes. Groundfloor has funded our operations primarily with proceeds from our convertible debt and preferred stock issuances, which are described below under “Liquidity and Capital Resources”. Over time, Groundfloor expects that the number of borrowers and lenders, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of LROs described in this Offering Circular will not be used to directly finance our operations. Groundfloor will use the proceeds from sales of LROs exclusively to originate the Loans that correspond to the corresponding series of LROs sold to investors. However, Groundfloor collects origination and servicing fees on Loans Groundfloor is able to make to Developers, which Groundfloor recognizes as revenue. The more Loans Groundfloor is able to fund through the proceeds of our offerings, the more fee revenue Groundfloor will make. With increased fee revenue, our financial condition will improve. However, Groundfloor does not anticipate this increased fee revenue to be able to fully support our operations through the next twelve months.

Groundfloor’s operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance its operations until Groundfloor reach profitability and become cash-flow positive, which Groundfloor does not expect to occur before 2021. Groundfloor’s operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before Groundfloor reaches profitability.

To date, the company has raised funds for operations through multiple common stock, preferred stock, and convertible note fundraising rounds. In 2020, the company raised approximately $0.5 million in a 2020 Common Stock Offering and has, as of December 31, 2020, raised approximately $2.7 million in new operating capital through a Series B preferred stock offering. In 2021, the company raised, as of June 30, 2021, approximately $3.9 million in new operating capital through a Series B preferred stock offering. See “Liquidity and Capital Resources” below.

Results of Operations

Six Months Ended June 30, 2021 and 2020

	Six Months Ended June 30,
	2021	2020
Non-interest revenue:
Origination fees	$1,707,805	$1,552,929
Loan servicing revenue	1,437,522	845,695
Total non-interest revenue	3,145,327	2,398,624
Net interest income:
Interest income	5,781,500	5,210,695
Interest expense	(4,058,942)	(3,968,122)
Net interest income	1,722,558	1,242,573
Net revenue	4,867,885	3,641,197
Cost of revenue	(502,001)	(320,372)
Gross profit	4,365,884	3,320,372
Operating expenses:
General and administrative	1,755,676	1,465,993
Sales and customer support	1,610,268	1,293,443
Development	727,912	402,005
Regulatory	214,977	172,352
Marketing and promotions	1,617,344	443,067
Total operating expenses	5,926,177	3,776,860
Loss from operations	(1,560,293)	(456,035)
Other income (expense):
Interest expense on corporate debt instruments	(221,411)	(846,976)
Gain on loan extinguishment	829,100	-
Total other income	607,689	(846,976)
Net loss	$(952,604)	$(1,303,011)

Net Revenue

Net revenue for the six months ended June 30, 2021 and 2020 was $4.9 million and $3.6 million, respectively. The Company facilitated the origination of 519 and 187 developer loans during the six months ended June 30, 2021 and 2020, respectively. Origination fees and loan servicing revenue were earned related to the origination of these developer loans. Origination fees are determined by the term and credit risk of the developer loan and range from 1.0% to 6.0%. The fees are deducted from the loan proceeds at the time of issuance. Loan servicing revenue re fees incurred in servicing the developer’s loan. Additionally, Groundfloor incurred net interest income during the loan advance period. The increase in net interest income is due to the increase in overall portfolio size as the Company originated 278% more loans than the previous period. Groundfloor expects operating revenue to increase as its loan application and processing volume increases.

Gross Profit

Gross profit for the six months ended June 30, 2021 and 2020 was $4.4 million and $3.3 million, respectively. The increase in gross profit was due to $1.3 million in additional net revenue, partially offset by the $0.2 million increase in cost of revenue year over year. Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. Groundfloor expects gross profit to increase as its loan application and processing volume increases.

General and Administrative Expense

General and administrative expense for the six months ended June 30, 2021 and 2020 were $1.8 million and $1.5 million, respectively, an increase of $0.3 million or 19.8%. General and administrative expenses consists primarily of employee compensation cost, professional fees, consulting fees and rent expense.

Sales and Customer Support

Sales and customer support expense for the six months ended June 30, 2021 and 2020 were $1.6 million and $1.3 million, respectively, an increase of $0.3 million or 24.5%. Sales and customer support expense consists primarily of employee compensation cost. Groundfloor expect sales and customer support expense will continue to increase due to the planned investment in developer acquisition and customer support required to support its growth.

Development Expense

Development expense for the six months ended June 30, 2021 and 2020 were $0.8 million and $0.4 million, respectively, an increase of $0.4 million or 81.1%. Development expense consists primarily of employee compensation cost and the cost of subcontractors who work on the development and maintenance of our website and lending platform. Groundfloor expects development expense will continue to increase due to the planned investments in our website and lending platform required to support our technology infrastructure as Groundfloor grows.

Regulatory Expense

Regulatory expense for the six months ended June 30, 2021 and 2020 held constant at $0.2 million for both periods. Regulatory expense consists primarily of legal fees and compensation cost required to maintain SEC and other regulatory compliance. Groundfloor expects regulatory expense may increase due to the additional expense related to qualifying our offerings with the SEC, including our transition to Tier 2 under Regulation A, which will require complying with ongoing reporting requirements with the SEC and certain filing fees with applicable state regulatory authorities.

Marketing and Promotions Expense

Marketing and promotions expense for the six months ended June 30, 2021 and 2020 were $1.6 million and $0.4 million, respectively, an increase of $1.2 million or 265.0%. Marketing and promotions expense consists primarily of consulting expense, compensation cost as well as promotional and advertising expense. The increase was primarily due to an increase in promotional and advertising expense.

Interest Expense

Interest expense for the six months ended June 30, 2021 and 2020, excluding interest paid on limited recourse obligations, GROUNDFLOOR Notes, and Stairs Notes, was $0.2 million and $0.8 million, respectively, a decrease of $0.6 million or 73.9%. Interest expense related to the 2019 Subordinated Convertible Notes (as defined below) of $0.2 million was recognized during the six months ended June 30, 2021.

Net Loss

Net loss for the six months ended June 30, 2021 and 2020 was $0.9 million and $1.3 million, respectively, a net loss decrease of $0.4 million or 26.9%. Operating expense consist primarily of compensation cost, legal fees, consulting and subcontractor cost as well as advertising and promotional expense. Operating expense for the six months ended June 30, 2021 and 2020 was $5.9 million and $3.8 million, respectively, an increase of $2.1 million. Operating expenses increased as the Company increased headcount and compensation costs compared to the prior period.

Liquidity and Capital Resources

The unaudited condensed consolidated financial statements included in this Offering Circular have been prepared assuming that Groundfloor will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should Groundfloor be unable to continue as a going concern.

Groundfloor incurred a net loss for the six months ended June 30, 2021 and 2020, and have an accumulated deficit as of June 30, 2021 of $27.2 million. Since our inception, Groundfloor have financed our operations through debt and equity financing from various sources. Groundfloor are dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the six months ended June 30, 2020	For the six months ended June 30, 2012
Operating activities	$1,387,626	$(1,840,077)
Investing activities	(49,109,238)	(4,052,906)
Financing activities	51,140,170	5,024,612
Net decrease in cash	$3,418,558	$868,371

Net cash provided by operating activities for the six months ended June 30, 2021 was $1.8 million and net cash used in operating activities for the six month ended June 30, 2020 was $2.6 million. Net cash used in operating activities funded salaries, expense for contracted marketing, development and other professional service providers and expense related to sales and marketing initiatives.

Net cash used in investing activities for the six months ended June 30, 2021 and 2020 was $49.1 million and $4.1 million, respectively. Net cash used in investing activities primarily represents loan payments to developers offset by the repayment of loans to developers.

Net cash provided by financing activities for the six months ended June 30, 2021 and 2020 was $51.1 million and $5.0 million, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of LROs, GROUNDFLOOR Notes and Stairs Notes to investors through the Groundfloor Platform, proceeds from Common Stock Offerings and Series B Offering, offset by repayments of LROs, GROUNDFLOOR Notes, and Stairs Notes to investors.

Groundfloor issued and sold 91,259 shares Series Seed Preferred Stock at an initial closing on December 5, 2014 (the “Series Seed Initial Closing”), for total proceeds of $475 thousand, pursuant to the Series Seed Preferred Stock Purchase Agreement (the “Series Seed Purchase Agreement”), dated December 5, 2014 between us and the investors named therein (the “Series Seed Investors”). In addition, at the Series Seed Initial, the entire unpaid principal and interest outstanding under certain previously-issued convertible promissory notes converted into 276,391 additional shares of Series Seed Preferred Stock. Groundfloor issued and sold an aggregate of 201,146 additional shares of Series Seed Preferred Stock, for total proceeds of $1.1 million, at subsequent closings on April 1, 2015, May 12, 2015 and August 31, 2015 (collectively, the “Series Seed Subsequent Closings” and together, with the Series Seed Initial Closing, the “Series Seed Financing”). Pursuant to the Series Seed Purchase Agreement, the Company sold each share of Series Seed Preferred Stock for $5.205 per share. In connection with the Series Seed Financing, Groundfloor also entered into an Investors’ Rights Agreement with the Series Seed Investors and certain holders of our common stock, which was subsequently amended and restated in connection with the Series A Financing. The shares of Series Seed Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series Seed Financing terminated following the final Series Seed Subsequent Closing and Groundfloor does not intend to sell any additional shares of Series Seed Preferred Stock.

During November 2015, Groundfloor entered into promissory notes with investors for total proceeds of $250 thousand (the “2015 Bridge Notes”). The notes incur interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of May 5, 2016 or the closing of an equity financing with gross proceeds of at least $4.3 million. The 2015 Bridge Notes and all accrued but unpaid interest thereunder were cancelled as consideration for 37,561 shares of Series A Preferred Stock in connection with the Series A Initial Closing. The notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The 2015 Bridge Notes Financing terminated with the closing of the Series A Financing.

In addition, Groundfloor issued and sold 709,812 shares of Series A Preferred Stock at an initial closing on November 24, 2015 and subsequent closings through December 2015, for total gross proceeds of approximately $4.7 million, pursuant to the Series A Preferred Stock Purchase Agreement. Pursuant to the Series A Purchase Agreement, the Company sold each share of Series A Preferred Stock for $6.69 per share. The shares of Series A Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series A Financing terminated in December 2015 and Groundfloor does not intend to sell any additional shares of Series A Preferred Stock.

On November 1, 2016, Holdings, the Company’s wholly-owned subsidiary, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital. The credit agreement (the “Credit Agreement”) provides for revolving loans up to a maximum aggregate principal amount of $1.5 million (the “Revolving Credit Commitments”). The Revolver will be used for bridge funding of underlying loans pending qualification from the SEC. The term of the Revolver was extended in October 2017 and will mature on April 4, 2019.

On November 11, 2016, the Company entered into a First Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $1.5 million to $2.5 million. On December 21, 2016, the Company entered into a Second Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $2.5 million to $3.5 million. On April 7, 2017, the Company entered into a Third Amendment to the Credit Agreement, which increased the Revolving Credit Commitments thereunder from $3.5 million to $4.5 million. The other terms of the credit facility remain unchanged.

On April 4, 2018, the Credit Agreement dated as of November 2, 2016, as amended by the First Amendment as of November 14, 2016, the Second Amendment dated as of February 22, 2017 and the Third Amendment dated as of April 7, 2017, was assigned to ACM Alamosa DA LLC. The Company and the lender agreed to amend and restate the Original Credit Agreement in its entirety. The other terms of the credit facility remain unchanged.

On September 18, 2018, the Company increased the Revolving Credit Commitments thereunder from $4,500,000 to $5,500,000. In connection with the increase the Company paid a $10,000 commitment fee, which is capitalized and amortized over a twelve-month period. The other terms of the credit facility remain unchanged.

On August 8, 2019, the Company increased the Revolving Credit Commitments thereunder from $5,500,000 to $8,500,000. In connection with the increase the Company paid a $30,000 commitment fee, which is capitalized and amortized over a twelve-month period. The other terms of the credit facility remain unchanged.

On October 1, 2019, the Company increased the Revolving Credit Commitments thereunder from $8,500,000 to $10,500,000. In connection with the increase the Company paid a $20,000 commitment fee, which is capitalized and amortized over a twelve-month period. The other terms of the credit facility remain unchanged.

In March 2020, in connection with the novel coronavirus pandemic and the related tightening of credit markets, GROUNDFLOOR’s creditor informed the Company that it would cease funding of draws on the Revolver for an undefined period of time and replace the lost financing by expanding on other existing sources of lending capital, most importantly the GROUNDFLOOR Notes program. In response, the Company developed a plan to repay the outstanding principal and accrued interest on the Revolver. The outstanding principal and accrued interest on the Revolver were repaid in full in June 2020 and no outstanding balance remains as of December 31, 2020.

On January 11, 2017, Groundfloor entered into the ISB Note in favor of ISB for a principal sum of $1.0 million. Groundfloor paid to ISB an origination fee of $10 thousand concurrently with the funding by ISB of the principal of the ISB Note. Groundfloor subsequently entered into an amendment to the ISB Note extending the repayment schedule in return for a $5 thousand amendment fee, a second amendment increasing the principal amount outstanding to $2.0 million for a $30 thousand amendment fee, a third amendment further extending the repayment schedule among other terms described below in return for a $10 thousand amendment fee, and a fourth amendment further extending the repayment schedule among other terms described below for a $10 thousand amendment fee.

The ISB Note incurs interest at the rate of 8% per annum from January 11, 2017 until September 30, 2017 and 14% per annum from October 1, 2017 until payment in full of the ISB Note, in each case calculated on the basis of a 360-day year for the actual number of days elapsed. The ISB Note must be repaid as follows: (i) $50,000, plus any accrued but unpaid interest thereon, commencing on April 30, 2019, and each month thereafter, (ii) $1,000,000, plus any accrued but unpaid interest thereon, is due and payable on September 30, 2019, and (iii) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, is due and payable on December 31, 2020. As of the date hereof, the principal sum was paid in full and the note is no longer outstanding.

The ISB Note includes certain financial covenants related to the Company’s quarterly financial results and operating capital. The ISB Note is subject to customary event of default provisions. Upon the occurrence of any event of default, the interest rate under the ISB Note shall increase by 7%. As collateral security for the ISB Note, Groundfloor granted to ISB a first priority security interest in all of its assets, subject to certain exceptions. Among other things, the security interest specifically excludes (i) any assets serving as collateral for the Company’s credit facility with Revolver Capital; (ii) any Loans for which a series of LROs has been issued, regardless of whether such Loans and corresponding series of LROs have been originated and issued by us or one of our subsidiaries; and (iii) the equity interest in any subsidiary formed by us for the sole purpose of issuing Loans and corresponding series of LROs.

In connection with the third amendment to the ISB Note, the Company agreed to issue to ISB a warrant for the purchase of shares of our common stock on the first day of each quarter commencing on October 1, 2017 until the ISB Note is repaid in full for the purchase of the following number of shares: (i) for each quarter until and including the first quarter of 2019, 4,000 shares of common stock; (ii) for the second quarter of 2019, 3,500 shares of common stock, (iii) for the third quarter of 2019, 2,300 shares of common stock; and (iv) for the fourth quarter of 2019, 1,100 shares of common stock.

On April 1, 2019, the 2017 Note was amended and restated for a fee of $10,000, to be deferred and amortized over the life of the 2017 Note. The stated interest rate under the amended and restated promissory note and security agreement (“Restated Note”) was increased to 14%. Under the terms of the Restated Note, $50,000 of the principal amount plus any accrued but unpaid interest thereon was due and payable commencing on April 30, 2019, and each month thereafter; $1.0 million of the principal amount plus any accrued but unpaid interest was due and payable on September 30, 2019; and any remaining outstanding principal and accrued interest was due and payable on December 31, 2020. The agreement states that the Company may prepay the 2017 Note without premium or penalty.

In 2019, the Company made five payments of principal and accrued interest as outlined in the Restated Note agreement. The Company then prepaid the outstanding principal on the Restated Note in full, with accrued interest, on September 24, 2019.

As of December 31, 2019, there was no remaining balance outstanding on the Company’s Consolidated Balance Sheets. Amortization of deferred financing costs related to the 2017 ISB Note was $25,000 for the year ended December 31, 2019. Amortization of the related debt discount was $223,000 for the year ended December 31, 2019.

From March 2017 to December 2017, Groundfloor issued subordinated convertible notes (the “Subordinated Convertible Notes”) to investors for total proceeds of $2.1 million (the “2017 Note Financing”). On October 27, 2017, the Company entered into amendments to the outstanding Subordinated Convertible Notes and related Subordinated Convertible Promissory Note Purchase Agreement raising the principal amount of Subordinated Convertible Notes that may be sold to $2.0 million, extending the maturity date, and allowing the Subordinated Convertible Notes, at the option of the holders, to convert outstanding principal and accrued but unpaid interest into shares of the Company’s common stock as described below. In November 2017, Groundfloor issued Subordinated Convertible Notes to investors for additional proceeds of $675 thousand. Furthermore, in December 2017, Groundfloor oversubscribed and issued Subordinated Convertible Notes to investors for additional proceeds of $550 thousand. The notes incur interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 30, 2019 or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $8.0 million (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of our preferred stock issued in the financing at a price per share equal to 75% of the price per share of the preferred stock financing. In the event of a closing of a common stock financing under Regulation A with gross proceeds of at least $3.0 million (“Qualified Common Financing”) prior to the Maturity Date, then each holder may elect, in its discretion, to convert the outstanding principal and all accrued but unpaid interest into shares of our common stock issued in the financing at a price per share equal to 90% of the price per share of the common stock financing. The indebtedness represented by the Subordinated Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and ISB Note.

On February 9, 2018, Groundfloor launched an offering of our common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2018 Common Stock Offering”). As described in this Offering Circular, Groundfloor is offering up to 500,000 shares of our common stock at $10 per share, with a minimum investment of $100, or 10 shares of common stock. The aggregate initial offering price of our common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. Groundfloor is also offering a Bonus Share Program where Groundfloor may issue up to 30,000 additional bonus shares of our common stock pursuant to the terms of this Offering Circular. As of December 31, 2018, Groundfloor issued 437,917 shares of common stock in the 2018 Common Stock Offering for $4.2 million in proceeds.

On October 12, 2018, the Company entered into a common stock purchase agreement for private placement of 125,000 shares of the Company’s common stock for proceeds of $1.5 million.

In January 2019, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2019 Common Stock Offering”). The Company offered up to 900,000 shares of common stock at $15.00 per share, with a minimum investment of $150, or 10 shares of common stock. According to the terms of the offering statement, the aggregate initial offering price of the common stock will not exceed $13,500,000 in any 12-month period, and there is no minimum offering amount. The Company may issue up to 30,000 additional bonus shares through an incentive program available to investors who had provided a previous indication of interest in investing in the Company.

The 2019 Common Stock Offering closed on a rolling basis from January 2019 to July 2019. As a result of the offering, the Company received gross proceeds of $3.1 million in exchange for the issuance of 214,535 shares of common stock, including 6,800 bonus shares issued through the incentive program described above.

In conjunction with the 2019 Common Stock Offering, certain holders of Restated Subordinated Convertible Notes converted their outstanding principal and accrued interest into common stock at a contractually agreed upon 10% discount to the offered price. In 2019, $60,000 in notes principal and accrued interest were converted into 4,440 shares of common stock.

From September 2019 to December 2019, the Company issued subordinated convertible notes (the “2019 Subordinated Convertible Notes”) to Investors for total proceeds of $3.6 million. The 2019 Subordinated Convertible Notes bear interest at the rate of 10% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of August 30, 2021, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $8.0 million (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after six months after the issuance of a 2019 Subordinated Convertible Note, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. The indebtedness represented by the 2019 Subordinated Convertible Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver.

Because of the contractual right of noteholders to convert their holdings to common stock at a discount to fair value, the Company determined that the 2019 Subordinated Convertible Notes contain a beneficial conversion feature. The Company recognized this beneficial conversion feature as a debt discount and component of additional paid-in capital at the in-the-money amount of $0.4 million at the time of issuance. The discount is being amortized to interest expense until the earlier of maturity or exercise of the conversion option.

In February 2020, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2020 Common Stock Offering”). Participation in the 2020 Common Stock Offering was limited to existing shareholders. The Company offered shares of common stock at $17.50 per share, with a minimum investment of $175, or 10 shares of common stock. As a result of the offering, the Company received gross proceeds of approximately $0.5 million in exchange for the issuance of 30,794 shares of common stock.

In April 2020, the Company obtained an $829,100 loan (“First PPP Loan”) under the Paycheck Protection Program (“PPP”). The Company used the First PPP Loan proceeds to cover payroll costs, rent and utilities in accordance with the relevant terms and conditions of the CARES Act. In January 2021, the Company applied for forgiveness of the First PPP Loan with the Secretary of the Treasury and Small Business Administration (SBA). In March 2021, the Company received notice that the request for forgiveness was approved, and our First PPP Loan principal and interest were deemed paid in full.

In July 2020, the Company launched an offering of 548,546 shares of Series B Preferred Stock at $18.23 per share (“Series B Preferred Stock Offering”). As a result of the offering, the Company has as of June 30, 2021 received gross proceeds of approximately $6.6 million in exchange for the issuance of 394,884 shares of Series B preferred stock. The Series B Preferred Stock Offering remains open and accepting new investment as of June 30, 2021.

In April 2021, the Company obtained a new loan under the PPP (“Second PPP Loan”) for $829,000. The Company plans to use the Second PPP Loan proceeds to cover payroll costs, rent and utilities in accordance with the relevant terms and conditions of the CARES Act.

Groundfloor has incurred losses since its inception, and Groundfloor expects it will continue to incur losses for the foreseeable future. Groundfloor requires cash to meet its operating expenses and for capital expenditures. To date, Groundfloor has funded its cash requirements with proceeds from its convertible note and preferred stock issuances. Groundfloor anticipate that it will continue to incur substantial net losses as it grows the Groundfloor Platform. Groundfloor does not have any committed external source of funds, except as described above. To the extent our capital resources are insufficient to meet its future capital requirements, Groundfloor will need to finance its cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all.

Plan of Operation

Prior to September 2015, Groundfloor’s operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. On September 7, 2015, the SEC qualified Groundfloor’s first offering statement on Form 1-A covering seven separate series of LROs corresponding to the same number of Projects in eight states and the District of Columbia. Subsequently, Groundfloor has not issued, and do not intend to issue in the future, any additional Georgia Notes. Since that time, Groundfloor has qualified two additional offering statements on Form 1-A in addition to an offering statement on Form 1-A qualified for GRE 1, its wholly-owned subsidiary, in each case under Tier 1 of Regulation A. In January 2018, Groundfloor’s offering statement relating to the offer and sale of limited recourse obligations (the “LRO Offering Circular”) was qualified by the SEC under Tier 2 of Regulation A, raising the annual aggregate amount of LROs which Groundfloor may offer and sell to $75 million, less any other securities sold by Groundfloor under Regulation A (including pursuant to this Offering Circular). Groundfloor has filed, and intends to continue to file, post-qualification amendments to the LRO Offering Circular on a regular basis to include additional series of LROs. Groundfloor expect to expand the number of states in which Groundfloor offers and sells LROs during the next 12 months. With this increased geographic footprint, Groundfloor expects that the number of borrowers and corresponding investors, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

As the volume of Groundfloor loans and corresponding offerings increase, Groundfloor plans to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until Groundfloor reaches profitability and becomes cash-flow positive, which Groundfloor does not expect to occur before 2020. Future equity or debt offerings by Groundfloor will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. Groundfloor expects to hire more staff to support its expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

GROUNDFLOOR FINANCE INC.

AND SUBSIDIARIES

Condensed Consolidated Financial Statements

June 30, 2021 and 2020

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Table of Contents

June 30, 2021 and 2020

Condensed Consolidated Financial Statements (unaudited)

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash	$4,847,730	$1,429,172
Loans to developers, net	110,811,005	63,215,374
Interest receivable on loans to developers	5,946,204	3,545,454
Other current assets	2,766,633	2,631,801
Total current assets	124,371,572	70,821,801
Property, equipment, software, website, and intangible assets, net	1,185,713	1,056,577
Other assets	71,302	71,302
Total assets	$125,628,587	$71,949,680
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$4,175,418	$2,189,807
Accrued interest on limited recourse obligations	3,505,608	2,831,984
Limited recourse obligations, net	80,306,308	45,926,226
Convertible notes, net of discount of $43,202 and $126,352	2,744,924	2,661,774
Short-term notes payable	33,111,327	19,806,920
Total current liabilities	123,843,585	73,416,711
Other liabilities	154,449	138,680
Total liabilities	123,998,034	73,555,391
Stockholders’ equity:
Common stock, no par, 5,000,000 shares authorized, 2,165,923 and 2,165,923 issued and outstanding	11,596,087	11,596,087
Series A convertible preferred stock, no par, 747,385 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925)	4,962,435	4,962,435
Series seed convertible preferred stock, no par, 575,000 shares designated, 568,796 issued and outstanding (liquidation preference of $2,721,091)	2,609,091	2,609,091
Series B convertible preferred stock, no par, 548,546 shares designated, 424,304 and 188,036 shares issued and outstanding (liquidation preference of $7,714,425 and $3,427,896)	7,088,705	3,145,092
Additional paid-in capital	2,581,806	2,336,551
Accumulated deficit	(27,207,011)	(26,254,407)
Stock subscription receivable	(560)	(560)
Total stockholders’ equity	1,630,553	(1,605,711)
Total liabilities and stockholders’ equity	$125,628,587	$71,949,680

See accompanying notes to Condensed Consolidated Financial Statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

	Six Months Ended June 30,
	2021	2020
Non-interest revenue:
Origination fees	$1,707,805	$1,552,929
Loan servicing revenue	1,437,522	845,695
Total non-interest revenue	3,145,327	2,398,624
Net interest income:
Interest income	5,781,500	5,210,695
Interest expense	(4,058,942)	(3,968,122)
Net interest income	1,722,558	1,242,573
Net revenue	4,867,885	3,641,197
Cost of revenue	(502,001)	(320,372)
Gross profit	4,365,884	3,320,372
Operating expenses:
General and administrative	1,755,676	1,465,993
Sales and customer support	1,610,268	1,293,443
Development	727,912	402,005
Regulatory	214,977	172,352
Marketing and promotions	1,617,344	443,067
Total operating expenses	5,926,177	3,776,860
Loss from operations	(1,560,293)	(456,035)
Other income (expense):
Interest expense on corporate debt instruments	(221,411)	(846,976)
Gain on loan extinguishment	829,100	-
Total other income (expense), net	607,689	(846,976)
Net loss	$(952,604)	$(1,303,011)

See accompanying notes to Condensed Consolidated Financial Statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholders’ Deficit

	Series A		Series Seed		Series B							Total
	Convertible		Convertible		Convertible				Additional		Stock	Stockholders’
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Subscription	(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Equity
Stockholders’ deficit as of December 31, 2019	747,373	$4,962,435	568,796	$2,609,091	-	-	2,102,720	$10,564,771	$1,802,895	$(21,467,774)	$(560)	$(1,529,142)
2020 Crowdfunded equity raise, net of offering costs	-	-	-	-	-	-	30,794	538,720	-	-	-	538,038
Issuance of Series B preferred shares, net of offering costs	-	-	-	-	159,748	2,679,234	-	-	-	-	-	2,679,234
Conversion of convertible notes	-	-	-	-	28,288	465,858	30,841	488,707	-	-	-	945,566
Exercise of stock options	-	-	-	-	-	-	1,568	3,889		-	-	3,889
Share-based compensation expense	-	-	-	-	-	-	-	-	533,656	-	-	533,656
Net loss	-	-	-	-	-	-	-	-	-	(4,786,633)	-	(4,786,633)
Stockholders’ deficit as of December 31, 2020	747,373	$4,962,435	568,796	$2,609,091	188,036	$3,145,092	2,165,923	$11,596,087	$2,336,551	$(26,254,407)	$(560)	$(1,605,711)
Issuance of Series B preferred shares, net of offering costs	-	-	-	-	235,136	3,943,613	-	-	-	-	-	3,943,613
Share-based compensation expense	-	-	-	-	-	-	-	-	245,255	-	-	245,255
Net loss	-	-	-	-	-	-	-	-	-	(952,604)	-	(952,604)
Stockholders’ equity as of June 30, 2020	747,373	$4,962,435	568,796	$2,609,091	432,172	$7,088,705	2,165,923	$11,596,087	$2,581,806	$(27,207,011)	$(560)	$1,630,553

See accompanying notes to Condensed Consolidated Financial Statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholders’ Deficit

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(985,356)	$(1,303,011)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	363,030	271,273
Share-based compensation	245,255	104,926
Noncash interest expense	83,150	133,772
Loss (gain) on sale of real estate owned	154,362	-
Origination of loans held for sale	(3,066,587)	(1,060,410)
Proceeds from sales of loans held for sale	5,158,720	1,968,800
Gain on forgiveness of PPP loan	(829,100)	-
Changes in operating assets and liabilities:
Other assets	(42,854)	(249,456)
Interest receivable on loans to developers	(2,400,749)	(1,955,959)
Accounts payable and accrued expenses	(2,001,380)	(2,261,854)
Accrued interest on limited recourse obligations	673,623	2,012,930
Net cash provided by (used in) operating activities	1,387,626	(1,840,077)
Cash flows from investing activities
Loan payments to developers	(84,469,024)	(33,490,056)
Repayments of loans from developers	34,012,555	29,400,490
Proceeds from sale of properties held for sale	1,684,359	279,180
Purchases of computer equipment and furniture and fixtures	(14,411)	(36,626)
Payments of software and website development costs	(477,756)	(205,894)
Other investing activities	155,039	-
Net cash used in investing activities	(49,109,238)	(4,052,906)
Cash flows from financing activities
Proceeds from limited recourse obligations	69,462,519	58,508,193
Repayments of limited recourse obligations	(36,399,470)	(47,889,960)
Proceeds from Paycheck Protection Program loans	829,000	829,100
Repayment of short-term notes payable	-	(1,250,000)
Borrowings from the revolving credit facility	-	3,069,028
Repayments on the revolving credit facility	-	(13,562,280)
Proceeds from GROUNDFLOOR Notes	43,976,281	27,966,723
Repayments on GROUNDFLOOR Notes	(32,178,470)	(23,184,230)
Proceeds from Stairs Notes	8,398,820	-
Repayments on Stairs Notes	(6,892,123)	-
Proceeds from Regulation A+ common stock offering, net of offering costs	-	538,038
Proceeds from issuance of Series B Preferred Stock, net of offering costs	3,943,613	-
Net cash provided by financing activities	51,140,170	5,024,612
Net increase (decrease) in cash	3,418,558	(868,371)
Cash as of beginning of the year	1,429,172	1,699,196
Cash as of end of the year	$4,847,730	$830,825

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The terms "we," "our," “GROUNDFLOOR,” or the "Company" refer to Groundfloor Finance Inc. and its subsidiaries. The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of GROUNDFLOOR Inc.’s common stock. In August 2014, GROUNDFLOOR Inc. converted into a Georgia corporation and changed its name to Groundfloor Finance Inc. The accounting effects of these conversions were reflected retrospectively in the Condensed Consolidated Financial Statements. Groundfloor Holdings GA, LLC is the holder of the Revolver, as defined in Note 7. Groundfloor Properties GA LLC was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC, Groundfloor Real Estate 2 LLC, Groundfloor Real Estate 3 LLC, and Groundfloor Yield LLC were created for the purpose of financing real estate in any state. Groundfloor Real Estate, LLC is currently inactive and management does not have plans to use this entity in the near future.

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects (the “Projects”). With this online investment platform (the “Platform”), public investors (the “Investors”) are able to choose between multiple Projects, and real estate developers (the “Developers”) of the Projects are able to obtain financing. GROUNDFLOOR’s financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Basis of Presentation and Liquidity

The Company’s Condensed Consolidated Financial Statements include Groundfloor Finance Inc. and its wholly owned subsidiaries, Groundfloor Properties GA LLC; Groundfloor Real Estate, LLC; Groundfloor Holdings GA, LLC; Groundfloor Real Estate 1, LLC; Groundfloor Real Estate 2, LLC, Groundfloor Real Estate 3, LLC, and Groundfloor Yield LLC (collectively the “Company” or “GROUNDFLOOR”). Intercompany transactions and balances have been eliminated upon consolidation.

The Company’s Condensed Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying Condensed Consolidated Financial Statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations. Management believes the Company will obtain additional funding from current and new Investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

There is substantial doubt that the Company will continue as a going concern for at least 12 months following the date these Condensed Consolidated Financial Statements are issued, without additional financing based on the Company’s limited operating history and recurring operating losses.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

The Condensed Consolidated Financial Statements do not include any adjustments that might result from the outcome of the uncertainties described in the Condensed Consolidated Financial Statements. In addition, the Condensed Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of Condensed Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Whole Loan Sales

Under loan sale agreements, the Company sells all of its rights, title, and interest in certain loans. At the time of such sales, the Company may simultaneously enter into loan servicing agreements under which it acquires the right to service the loans. The Company calculates a gain or loss on a whole loan sale based on the net proceeds from the whole loan sale, less the carrying value of the loans sold. All unamortized origination fees incurred in the origination process are recognized directly to Consolidated Statements of Operations and recorded to “Origination fees”. For sold loans for which the Company retains servicing rights, the Company compares the expected contractual benefits of servicing to the expected costs of servicing to determine whether a servicing asset or servicing liability arises from the transaction. No servicing rights assets or liabilities have been identified for the six-months ending June 30, 2021 and year ended December 31, 2020.

Share-Based Compensation

The Company recognizes as expense non-cash compensation for all stock-based awards for which vesting is considered probable. Such stock-based awards include stock options and warrants issued as compensation to employees and nonemployees. Non-cash compensation is measured at fair value on the grant date and expensed ratably over the vesting term. The fair value of each stock option and warrant is estimated using the Black-Scholes option pricing model.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the Condensed Consolidated Financial Statements carrying amounts and the tax basis of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Condensed Consolidated Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 2:	RECENT ACCOUNTING PRONOUNCEMENTS

The Company has evaluated the recent pronouncements issued since filing its annual audited Consolidated Financial Statements for the year-ended December 31, 2020 and believes that none of them will have a material effect on the Company’s Condensed Consolidated Financial Statements.

NOTE 3:	LOANS TO DEVELOPERS, NET

The Company provides financing to borrowers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations and new constructions costing between $30,000 and $2,000,000 over six months to a year.

The following table presents the carrying amount of “Loans to developers, net” by letter grade and performance state as of June 30, 2021, and December 31, 2020, respectively:

	Current	Workout	Fundamental Default	Total
Loan grades:
A	$4,729,115	$910,670	$497,470	$6,137,255
B	10,422,989	3,006,975	1,684,759	15,114,723
C	61,093,851	8,565,391	4,206,758	73,866,000
D	13,342,447	3,402,582	818,827	17,563,856
E	365,445	71,715	192,011	629,171
F	-	-	-	-
G	-	-	-	-
Gross amount as of June 30, 2021	$89,953,847	$15,957,333	$7,399,825	$113,311,005
Less: Allowance for loan losses				(2,500,000)
Carrying amount as of June 30, 2021				$110,811,005

	Current	Workout	Fundamental Default	Total
Loan grades:
A	$2,553,516	$87,500	$612,546	$3,253,562
B	6,340,810	1,344,234	5,103,005	12,788,049
C	23,559,735	6,183,234	7,548,514	37,291,483
D	9,226,680	1,656,123	1,403,046	12,285,849
E	77,895	686,525	192,011	956,431
F	-	-	-	-
G	-	-	-	-
Gross amount as of December 31, 2020	$41,758,636	$9,957,616	$14,859,122	$66,575,374
Less: Allowance for loan losses				(3,360,000)
Carrying amount as of December 31, 2020				$63,215,374

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful. Loans placed in nonaccrual status stop accruing interest and, if collectability of interest is sufficiently doubtful, “Interest receivable on loans to developers” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest income” and the corresponding “Accrued interest on limited recourse obligations” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest expense.” Interest income on Loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of June 30, 2021, the Company placed Loans of approximately $7,027,440 recorded to “Loans to developers, net” on nonaccrual status.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

The following table presents an analysis of past due Loans as of June 30, 2021 and December 31, 2020:

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, net
Aging schedule:
Current	$92,707,753	$490,000	$92,217,753
Less than 90 days past due	1,069,674	10,000	1,059,674
More than 90 days past due	19,533,578	2,000,000	17,533,578
Total as of June 30, 2021	$113,311,005	$2,500,000	$110,811,005

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, net
Aging schedule:
Current	$35,134,514	$350,000	$34,784,514
Less than 90 days past due	10,994,226	270,000	10,724,226
More than 90 days past due	20,446,634	2,740,000	17,706,634
Total as of December 31, 2020	$66,575,374	$3,360,000	$63,215,374

Impaired Loans

The following is a summary of information pertaining to impaired loans as of June 30, 2021:

Balance
Nonaccrual loans	$7,027,440
Fundamental default not included above	372,385
Total impaired loans	7,399,825

Interest income recognized on impaired loans	$450,604

The following table presents an analysis of information pertaining to impaired loans as of June 30, 2021:

Balance
Principal loan balance	$7,399,825

Related allowance	$1,884,000
Average recorded investment	$176,000

The following is a summary of information pertaining to impaired loans as of December 31, 2020:

Balance
Nonaccrual loans	$14,859,122
Fundamental default not included above	-
Total impaired loans	14,859,122

Interest income recognized on impaired loans	$1,251,441

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

The following table presents an analysis of information pertaining to impaired loans as of December 31, 2020:

Balance
Principal loan balance	$22,328,583

Related allowance	$2,908,000
Average recorded investment	$174,000

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current - This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout - This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default - This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding Georgia Notes or LROs.

The following table presents “Loans to developers, net” by performance state as of June 30, 2021 and December 31, 2020:

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, Net
Performance states:
Current	$89,953,847	$450,000	$89,503,847
Workout	15,957,333	170,000	15,787,333
Fundamental default	7,399,825	1,880,000	5,519,825
Total as of June 30, 2021	$113,311,005	$2,500,000	$110,811,005

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, Net
Performance states:
Current	$41,758,636	$420,000	$41,338,636
Workout	9,957,616	220,000	9,737,616
Fundamental default	14,859,122	2,720,000	12,139,122
Total as of December 31, 2020	$66,575,374	$3,360,000	$63,215,374

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Allowance for Loan Losses

The following table details activity in the allowance for loan losses for the years ended June 30, 2021 and December 31, 2020:

Balance
Balance, December 31, 2020	$3,360,000
Allowance for loan loss	(1,180,451)
Realized gains on loans	320,451
Outstanding as of June 30, 2021	$2,500,000
Period-end amount allocated to:
Loans evaluated individually for impairment	$1,900,000
Loans evaluated collectively for impairment	145,000
General population of loans, other than those specifically identified	445,000
Balance, June 30, 2021	$2,500,000
Loans:
Loans evaluated individually for impairment	$9,437,845
Loans evaluated collectively for impairment	14,745,163
General population of loans, other than those specifically identified	89,118,997
Balance, June 30, 2021	$113,311,005

Balance
Balance, December 31, 2019	$2,720,000
Allowance for loan loss	948,676
Loans charged off	(308,676)
Outstanding as of December 31, 2020	$3,360,000
Period-end amount allocated to:
Loans evaluated individually for impairment	$2,240,000
Loans evaluated collectively for impairment	560,000
General population of loans, other than those specifically identified	560,000
Balance, December 31, 2020	$3,360,000
Loans:
Loans evaluated individually for impairment	$3,814,468
Loans evaluated collectively for impairment	11,205,286
General population of loans, other than those specifically identified	51,555,620
Balance, December 31, 2020	$66,575,374

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 4:	OTHER CURRENT ASSETS

“Other current assets” at June 30, 2021 and December 31, 2020, consists of the following:

	June 30,	December 31,
	2021	2020
Due from related party (1)	$265,063	$434,784
Other real estate owned (2)	2,136,432	2,154,477
Rent deposit, current portion	21,302	21,302
Other	343,836	21,239
Other current assets	$2,766,633	$2,631,801

(1)	Loan and accrued interest receivable from a related party. Refer to Note 11 – Related Party Transactions.
(2)	During the six months ended June 30, 2021, the Company transferred approximately $1,364,000 from “Loans to developers, net” to “Other current assets”. Other real estate owned met the held for sale criteria and have been recorded at the lower of carrying amount or fair value less cost to sell. There was no impact to the Company’s Consolidated Statements of Operations from this transfer.

NOTE 5:	PROPERTY, EQUIPMENT, SOFTWARE, WEBSITE AND INTANGIBLE ASSETS, NET

“Property, equipment, software, website development costs, and intangible assets, net” at June 30, 2021 and December 31, 2020, consists of the following:

	June 30,	December 31,
	2021	2020
Software and website development costs	$2,911,830	$2,434,075
Less: accumulated amortization	(1,904,423)	(1,587,626)
Software and website development costs, net	$1,007,407	$846,449

	June 30,	December 31,
	2021	2020
Computer equipment	$109,370	$137,514
Leasehold improvements	9,838	9,838
Furniture and fixtures	205,109	206,290
Office equipment	44,748	46,405
Property and equipment	369,065	400,047
Less: accumulated depreciation and amortization	(210,258)	(210,419)
Property and equipment, net	$158,807	$189,628

	June 30,	December 31,
	2021	2020
Domain names	$30,000	$30,000
Less: accumulated amortization	(10,500)	(9,500)
Intangible assets, net	$19,500	$20,500

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Depreciation and amortization expense on “Property, equipment, intangible assets, software, and website development costs, net” for the six months ended June 30, 2021 and 2020 was approximately $363,030 and $271,000, respectively. Amortization of software and website development costs is included as a component of “Development” and depreciation of property, equipment, and intangible assets is included as a component of “General and administrative” in the Consolidated Statements of Operations.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 6:	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

“Accounts payable and accrued expenses” at June 30, 2021 and December 31, 2020, consists of the following:

	June 30,	December 31,
	2021	2020
Deferred loan origination fees	$2,709,619	$1,115,067
Trade accounts payable	475,187	478,712
Accrued interest expense (1)	472,161	333,900
Partner Lender Notes	353,464	-
Accrued employee compensation	149,987	104,551
Funded loans-in-process (2)	-	147,100
Other	15,000	10,477
Accounts payable and accrued expenses	$4,175,418	$2,189,807

(1)	“Accrued interest expense” includes interest related to corporate debt instruments other than Limited Recourse Obligations, including 2019 Subordinated Convertible Notes, the Revolver, GROUNDFLOOR Notes and other short-term notes payable as described in Note 7.
(2)	Certain whole loans originated by the Company in 2020 and subsequently sold to institutional buyers were purchased at the contractual loan amount, which comprises both the principal amount disbursed to borrowers prior to the loan sale and any loan-in-process principal yet to be disbursed. “Funded loans in process” represents the obligation of the Company to disburse loan-in-process funds received from institutional buyers to borrowers for the underlying loans as draws are requested and approved.

NOTE 7:	DEBT

Revolving Credit Facility

On November 1, 2016, the Company’s wholly owned subsidiary, Groundfloor Holdings GA, LLC, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital, LLC. The credit agreement initially provided for revolving loans up to a maximum aggregate principal amount of $1,500,000, proceeds to be used for bridge funding of underlying loans pending approval from the United States Securities and Exchange Commission. Subsequent amendments to the credit agreement in 2016 and 2017 increased the aggregate commitments under the credit facility to $4,500,000.

On April 4, 2018, the Credit Agreement dated as of November 1, 2016, as amended by the First Amendment as of November 11, 2016, the Second Amendment dated as of February 22, 2017 and the Third Amendment dated as of April 7, 2017, was assigned to ACM Alamosa DA LLC. The Company and the lender agreed to amend and restate the Original Credit Agreement in its entirety. The other terms of the credit facility remain unchanged.

On September 18, 2018, the Company increased the Revolving Credit Commitments thereunder from $4,500,000 to $5,500,000. In connection with the increase the Company paid a $10,000 commitment fee, which was capitalized and amortized over a twelve-month period. The other terms of the credit facility remain unchanged.

On August 8, 2019, the Company increased the Revolving Credit Commitments thereunder from $5,500,000 to $8,500,000. In connection with the increase the Company paid a $30,000 commitment fee, which is capitalized and amortized over a twelve-month period. The other terms of the credit facility remain unchanged.

On October 1, 2019, the Company increased the Revolving Credit Commitments thereunder from $8,500,000 to $10,500,000. In connection with the increase the Company paid a $20,000 commitment fee, which is capitalized and amortized over a twelve-month period. The other terms of the credit facility remain unchanged.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

The Revolver maturity date is November 2, 2020. The Company has the option to request and the lender may, in its sole discretion, elect to extend the maturity date. The base contractual interest rate applicable throughout the six months ended June 30, 2020 and 2019, was the greater of 10.0 percent per annum and the weighted average underlying loan rate with respect to all underlying borrower loans funded under the Revolver. In the event that a loan funded using proceeds from the Revolver is not repaid in full on or before the repayment date for that loan, the contractual interest rate increases to the greater of 15.0 percent per annum or the underlying loan rate plus 3.0 percent.

As of December 31, 2019, the Company had approximately $7,000 of available borrowings and $10,493,000 outstanding under the Revolver as presented within Revolving credit facility on the Consolidated Balance Sheets. As of December 31, 2019, the Company reflected approximately $33,000 of deferred financing costs related to the Revolver as a reduction to the Revolving credit facility in the Consolidated Balance Sheets. Accrued interest on the Revolver, presented within “Accounts payable and accrued expenses” in the Company’s Condensed Consolidated Balance Sheets, was approximately $112,000 at December 31, 2019.

In March 2020, in connection with the novel coronavirus pandemic and the related tightening of credit markets, GROUNDFLOOR’s creditor informed the Company that it would cease funding of draws on the Revolver for an undefined period of time and replace the lost financing by expanding on other existing sources of lending capital, most importantly the GROUNDFLOOR Notes program. In response, the Company developed a plan to repay the outstanding principal and accrued interest on the Revolver. The outstanding principal and accrued interest on the Revolver were repaid in full in June 2020 and no outstanding balance remains as of June 30, 2021.

At the time of issuance of these condensed consolidated financial statements, the future of the Revolver credit arrangement remains unknown.

2019 Subordinated Convertible Notes

From September 2019 to December 2019, the Company issued subordinated convertible notes (the “2019 Subordinated Convertible Notes”) to Investors for total proceeds of $3,607,000. The 2019 Subordinated Convertible Notes bear interest at the rate of 10% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of August 30, 2021, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $8,000,000 (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after six months after the issuance of a 2019 Subordinated Convertible Note, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. The indebtedness represented by the 2019 Subordinated Convertible Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver.

Because of the contractual right of noteholders to convert their holdings to common stock at a discount to fair value, the Company determined that the 2019 Subordinated Convertible Notes contain a beneficial conversion feature. The Company recognized this beneficial conversion feature as a debt discount and component of additional paid-in capital at the in-the-money amount of approximately $401,000 at the time of issuance. The discount is being amortized to interest expense until the earlier of maturity or exercise of the conversion option. For the six months ended June 30, 2021 and June 30, 2020, respectively, approximately $83,000 and $210,000 was amortized to interest expense in the Consolidated Statements of Operations.

In 2020, certain holders of 2019 Subordinated Convertible Notes converted their holdings into common stock or Series B preferred stock, at the discretion of the Noteholders. Additionally, as an incentive to convert, the Company granted all Noteholders a time-limited option to convert their holdings on more favorable terms than those specified in the contractual agreement. Pursuant to these terms, Noteholders converted $408,000 in principal and approximately $48,000 in accrued interest into 30,841 shares of common stock at a conversion price of $14.88, a 15% discount to the per share price of common stock at the time of conversion. Noteholders also converted $411,000 in principal and approximately $47,000 in accrued interest into 22,760 shares of Series B preferred stock at a conversion price of $16.41, a 10% discount to the offering price in the 2020 Series B Preferred Stock Offering, and into 5,528 shares of Series B preferred stock at a conversion price of $14.58, a 20% discount to the offering price in the 2020 Series B Preferred Stock Offering. Because these Noteholders converted their debt instruments to equity securities of the Company pursuant to an inducement offer, the Company also recognized an expense equal to the fair value of the securities transferred in the conversion in excess of the fair value of the securities issuable pursuant to the original conversion terms.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Principal of approximately $2,788,000 and $2,788,000 on the 2019 Subordinated Convertible Notes, net of an unamortized discount of approximately $43,202 and $126,000, was outstanding as of June 30, 2021 and December 31, 2020, respectively. Accrued interest on the 2019 Subordinated Convertible Notes, presented within “Accounts payable and accrued expenses” in the Company’s Consolidated Balance Sheets, was approximately $427,000 and $334,000 as of June 30, 2021 and December 31, 2020.

GROUNDFLOOR Notes

The Company entered into various secured promissory notes, (the “GROUNDFLOOR Notes”), with accredited Investors during the six months ended June 30, 2021 and year-ended December 31, 2020. The GROUNDFLOOR Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. The GROUNDFLOOR Notes are issued and secured by the assets of Groundfloor Real Estate 1 LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. As collateral security for GROUNDFLOOR Notes, the Company granted first priority security interest in all the loan assets of its wholly owned subsidiary, Groundfloor Real Estate 1 LLC, subject to certain exceptions.

During the six months ended June 30, 2021, there were 32 notes entered into with stated interest rates ranging from 2.0% to 9.5% and with terms ranging from 30 days to 12 months. The principal sum of $30,775,630 and $18,977,820 remained outstanding as of June 30, 2021 and December 31, 2020, respectively, and is presented in “Short-term notes payable” on the Company’s Consolidated Balance Sheets.

Accrued interest on the GROUNDFLOOR Notes, presented within “Accounts payable and accrued expenses” in the Company’s Consolidated Balance Sheets, was approximately $472,161 and $333,900 at June 30, 2021 and December 31, 2020, respectively.

Stairs Notes

The Company entered into various secured promissory notes, (the “Stairs Notes”), with Investors during the six months ended June 30, 2021. The Stairs Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. The Stairs Notes are issued and secured by the assets of Groundfloor Yield LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. As collateral security for Stairs Notes, the Company granted first priority security interest in all the loan assets of its wholly owned subsidiary, Groundfloor Yield LLC, subject to certain exceptions.

During the six months ended June 30, 2021, there were various notes entered into, each with a stated interest rate of 4% and term of 5 days. The principal sum of $1,506,697 and $0 remained outstanding as of June 30, 2021 and December 31, 2020, respectively, and is presented in “Short-term notes payable” on the Company’s Consolidated Balance Sheets.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Other Short-term Notes Payable

On November 8, 2019, the Company entered into a short-term note agreement with an investor for a principal sum of $500,000. The note bears simple interest at a stated rate of 6.0% per annum. The outstanding principal and accrued interest were due and payable on February 6, 2020, 90 days from the date of issuance. As part of the issuance, the investor also received 500 detachable warrants for the purchase of common stock. The Company has allocated the proceeds of the note issuance between the debt instrument and the detachable warrants based on their relative fair values. The amount allocated to the warrants was classified as a component of stockholders’ equity and recorded as a debt discount in the Consolidated Balance Sheets, which will be amortized to interest expense over the term of the note. As of December 31, 2019, the outstanding principal of $500,000, net of an unamortized discount of approximately $2,000, are presented in “Short-term notes payable” on the Company’s Consolidated Balance Sheets. Accrued interest on the note, approximately $5,000 as of December 31, 2019, is presented in “Accounts payable and accrued expenses” in the Consolidated Balance Sheets. This note and accrued interest thereon was repaid in full at maturity in February 20On December 19, 2019, the Company entered into a short-term note agreement with an investor for a principal sum of $500,000. The note bears simple interest at a stated rate of 13.5% per annum. The outstanding principal and accrued interest are due and payable on March 18, 2020, 90 days from the date of issuance. As of December 31, 2019, the outstanding principal of $500,000, net of an unamortized discount of approximately $1,000 related to debt issuance costs, are presented in “Short-term notes payable” on the Company’s Consolidated Balance Sheets. Accrued interest on the note, $2,000 as of December 31, 2019, is presented in “Accounts payable and accrued expenses” in the Consolidated Balance Sheets. This note and accrued interest thereon as repaid in full at maturity in March 2020.

On December 20, 2019, the Company entered into a short-term note agreement with an investor for a principal sum of $250,000. The note bears simple interest at a stated annual rate of 6.0% per annum. The outstanding principal and accrued interest are due and payable on March 19, 2020, 90 days from the date of issuance. As part of the issuance, the investor also received 250 detachable warrants for the purchase of common stock. The Company has allocated the proceeds of the note issuance between the debt instrument and the detachable warrants based on their relative fair values. The amount allocated to the warrants was classified as a component of stockholders’ equity and recorded as a debt discount in the Consolidated Balance Sheets, which will be amortized to interest expense over the term of the note. As of December 31, 2019, the outstanding principal of $250,000, net of an unamortized discount of approximately $2,000, are presented in “Short-term notes payable” on the Company’s Consolidated Balance Sheets. Accrued interest on the note, approximately $500 as of December 31, 2019, is presented in “Accounts payable and accrued expenses” in the Consolidated Balance Sheets. This note and accrued interest thereon as repaid in full at maturity in March 2020.

Paycheck Protection Program Loan

The Paycheck Protection Program (“PPP”), established by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and sponsored by the U.S. Small Business Administration (“SBA”), is providing small businesses – sole proprietors, independent contractors, and, with certain industry exceptions, businesses with fewer than 500 employees – the opportunity to apply for a loan of up to $10 million to cover up to eight weeks of payroll costs, including benefits. Funds may also be used to cover interest on mortgage obligations, leases, and utilities incurred or in place before February 15, 2020. Based on current SBA guidance, PPP loans will be forgiven as long as (i) loan proceeds are used for covered expenses, (ii) full-time employee headcount is maintained during the eight-week period covered by the PPP loan and (iii) compensation for employees who earned less than $100,000 on an annualized basis in 2019 is not reduced by more than 25% during the covered period.

In April 2020, the Company obtained an $829,100 loan under the PPP (“First PPP Loan”). The Company used the First PPP Loan proceeds to cover payroll costs, rent and utilities in accordance with the relevant terms and conditions of the CARES Act. In January 2021, the Company applied for forgiveness of the First PPP Loan with the Secretary of the Treasury and Small Business Administration (SBA). In March 2021, the Company received notice that our request for forgiveness was approved, and our First PPP Loan principal and interest were deemed paid in full. Upon the forgiveness of our obligations of the First PPP Loan promissory note, a gain was recognized of $829,100 in “Other income (expense), net” on the Condensed Consolidated Statement of Operations for the six-months ended June 30, 2021.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

The Company’s First PPP Loan balance, presented within “Short-term notes payable” in the Company’s Consolidated Balance Sheets, was $0 and $829,100 at June 30, 2021 and December 31, 2020, respectively.

In April 2021, the Company obtained a new loan under the PPP (“Second PPP Loan”) for $829,000. The Company plans to use the Second PPP Loan proceeds to cover payroll costs, rent and utilities in accordance with the relevant terms and conditions of the CARES Act.

The Company’s Second PPP Loan balance, presented within “Short-term notes payable” in the Company’s Consolidated Balance Sheets, was $829,000 at June 30, 2021.

NOTE 8:	STOCKHOLDERS’ Deficit

Capital Structure

Authorized Shares - As of June 30, 2021 the Company is authorized to issue 5,000,000 shares of no par value common stock and 1,316,181 shares of no par value preferred stock. The preferred stock has been designated as Series A Preferred Stock (the “Series A”), consisting of 747,385 shares, and Series Seed Preferred Stock (the “Series Seed”), consisting of 568,796 shares (collectively, “Preferred Stock”).

Common Stock Transactions

In January 2019, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2019 Common Stock Offering”). The Company offered up to 900,000 shares of common stock at $15.00 per share, with a minimum investment of $150, or 10 shares of common stock. According to the terms of the offering statement, the aggregate initial offering price of the common stock will not exceed $13,500,000 in any 12-month period, and there is no minimum offering amount. The Company may issue up to 30,000 additional bonus shares through an incentive program available to investors who had provided a previous indication of interest in investing in the Company.

The 2019 Common Stock Offering closed on a rolling basis from January 2019 to July 2019. As a result of the offering, the Company received gross proceeds of approximately $3,115,000 in exchange for the issuance of 214,535 shares of common stock, including 6,800 bonus shares issued through the incentive program described above. The proceeds are presented in the Consolidated Balance Sheets as a component of stockholders’ equity, net of direct offering costs of approximately $42,000 incurred.

In conjunction with the 2019 Common Stock Offering, certain holders of Restated Subordinated Convertible Notes converted their outstanding principal and accrued interest into common stock at a contractually agreed upon 10% discount to the offered price. In 2019, approximately $60,000 in notes principal and accrued interest were converted into 4,440 shares of common stock.

In February 2020, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2020 Common Stock Offering”). Participation in the 2002 Common Stock Offering was limited to existing shareholders. The Company offered shares of common stock at $17.50 per share, with a minimum investment of $175, or 10 shares of common stock. According to the terms of the offering statement, the aggregate initial offering price of the common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. As a result of the offering, the Company received gross proceeds of approximately $539,000 in exchange for the issuance of 30,794 shares of common stock.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Preferred Stock Transactions

Series A

During 2015, the Company issued 709,812 shares of Series A to Investors for total proceeds of $4,748,705. In conjunction with the equity issuance, the Company converted all outstanding promissory notes payable and accrued interest totaling $251,295 into 37,561 shares of Series A.

Series Seed

During 2015 and 2014, the Company issued 201,146 and 91,259 shares, respectively, to Investors for total proceeds of $1,047,000 and $475,000. In conjunction with the equity issuance in 2014, the Company converted all outstanding convertible notes payable and accrued interest totaling $1,098,388 into 276,391 shares of Series Seed.

Series B

In July 2020, the Company launched an offering of 548,546 shares of Series B Preferred Stock at $18.23 per share (“Series B Preferred Stock Offering”). According to the terms of the offering statement, the aggregate initial offering price of the Series B Stock will not exceed $10,000,000 in any 12-month period, and the Company will not execute sales of any securities under Regulation A that aggregate more than $50,000,000 in any twelve-month period.

Since the launch of the offering, the Company has offered its Series B Stock on a continuous basis directly through the Company website, and also on the online platform utilized by SI Securities, LLC located at www.seedinvest.com, to both accredited and non-accredited investors.

As a result of the offering, the Company has, as of June 30, 2021, received gross proceeds of approximately $7,198,735 in exchange for the issuance of 394,884 shares of Series B preferred stock, presented net of offering costs of $575,989 in the Consolidated Balance Sheets as a component of stockholders’ equity. Pursuant to the offering, certain holders of 2019 Subordinated Convertible Notes converted their holdings into Series B Preferred Stock as discussed in Note 7.

Voting - The holders of Preferred Stock are entitled to one vote for each share of common stock into which the preferred shares are convertible.

Liquidation - Upon any liquidation, dissolution, or winding up of the Company, the holders of Series A shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock or Series Seed, an amount per share equal to the greater of: i) the Series A original issue price of $6.69 per share, plus any dividends declared but unpaid, and ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series A the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series A pro rata in accordance with their ownership thereof.

After payment in full of the Series A preference amount, the Series Seed stockholders are entitled to a liquidation preference equal to the greater of: i) the Series Seed original issue price of $5.205 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof. Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

After payment in full of the Series Seed preference amount, the Series B stockholders are entitled to a liquidation preference equal to the greater of: i) the Series B original issue price of $18.23 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof.

Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

Conversion - Shares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time. The number of common stock shares for Preferred Stock can be determined by dividing the original issue price by the then-effective conversion price.

Mandatory Conversion - All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock upon the closing of the sales of shares of common stock to the public, with gross proceeds to the Company of at least $20,000,000. All outstanding shares of Series A, Series Seed, and Series B Stock shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series A, Series Seed, and Series B Stock, respectively, each voting as a single class.

Dividends - All dividends shall be declared pro rata on the common stock and Preferred Stock on a pari passu basis according to the numbers of common stock held by such holders on an as converted basis.

NOTE 9:	stock options and warrants

Stock Options

In August 2013, the Company adopted the 2013 Stock Option Plan (the “Plan”). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options, and restricted stock awards. The Company has reserved a total of Plan of 400,000 shares of common stock for issuance under the Plan. Of these shares, 33,548 shares are available for future stock option grants as of June 30, 2021.

During the six months ended June 30, 2021, the Company issued 20,026 stock options and no stock options were exercised.

As of June 30, 2021, there was approximately $376,000 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.1 years.

During the six months ended June 30, 2020, the Company issued 7,200 stock options and no stock options were exercised.

As of June 30, 2020, there was approximately $459,600 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.9 years.

The Company recorded $12,759 and $10,145 in non-employee and $232,497 and $104,925 in employee share-based compensation expense during the six months ended June 30, 2021 and 2020, respectively.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Warrants

The Company issued 10,550 warrants during the year ended December 31, 2019, for the purchase of common stock. The warrants are exercisable immediately at $2.40 or $15.00 with a contractual term of ten years. The estimated fair value of the warrants was approximately $140,000 when issued. The fair value was calculated using the Black-Scholes-Morton pricing model with the following weighted-average assumptions: risk-free interest rate of 2.5%, expected life of ten years, dividend yields of 0%, and volatility factor of 55.0%. These assumptions yielded a weighted average fair value of $13.27 per warrant.

The Company did not issue warrants during the six months ended June 30 2021 or June 30, 2020, for the purchase of common stock.

None of the outstanding warrants have been exercised as of June 30, 2021.

NOTE 10:	INCOME TAXES

The Company has incurred net operating losses since inception and is forecasting additional losses through December 31, 2021. Therefore, no United States federal, state, or foreign income taxes are expected for 2021 and none have been recorded as of June 30, 2021.

Due to the Company’s history of losses since inception, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company’s net deferred tax assets. Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

On December 22, 2017, the United States enacted new tax reform legislation which reduced the corporate tax rate to 21% effective for the tax year beginning January 1, 2018. Under Accounting Standards Codification 740, the effects of new tax legislation are recognized in the period which includes the enactment date. As a result, the deferred tax assets and liabilities existing on the enactment date must be revalued to reflect the rate at which these deferred balances will reverse. The corresponding adjustment would generally affect the income tax expense (benefit) shown on the Condensed Consolidated Statements of Operations. However, since the Company has a full valuation allowance applied against its deferred tax asset, there is no impact to the income tax expense for the six months ended June 30, 2021.

NOTE 11:	RELATED PARTY TRANSACTIONS

Moma Walnut, LLC

In June 2019, the Company extended a fully collateralized loan to Moma Walnut, LLC, an entity that is owned and operated by a director of the Company. The loan has a principal amount of $400,000, bears interest at a stated rate of 5% per annum and was initially due within 30 days. Terms were subsequently modified in August 2019 to increase the interest rate to 13% per annum and extend the maturity date to August 11, 2020. As of June 30, 2021 and December 31, 2020, the related party loan receivable and accrued interest thereon are presented in the Consolidated Balance Sheets as a component of “Other current assets” in the amount of $279,000 and $404,000, respectively.

NOTE 12:	SUBSEQUENT EVENTS

In July 2021, the Company closed its offering of Series B Stock. From commencement of the offering in July 2020 to July 2021, the Company received gross proceeds of approximately $7.2 million, net of issuance costs of approximately $0.6 million, in exchange for issuance of 396,724 shares of Series B Stock

PART III — EXHIBITS

Exhibit Index

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
1.1	Agreement dated February 14, 2020, by and between Groundfloor Finance Inc. and SI Securities, LLC		1-A	024-11188	1.1	April 3, 2020

2.1	Form of Groundfloor Finance Inc. Third Amended and Restated Articles of Incorporation		1-A/A	024-11188	2.1	June 8, 2020

2.2	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015

3.1	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015

3.2	Form of Preferred Stock Voting Agreement		1-A/A	024-10758	3.2	February 7, 2018

3.3	Common Stock Voting Agreement		1-A/A	024-10758	3.3	February 7, 2018

3.4	Common Stock Subscription Agreement		1-A/A	024-10758	3.4	February 7, 2018

4.1	Form of Series B Stock Subscription Agreement		1-A/A	024-11188	4.1	June 8, 2020

4.2	Form of Series B Stock Investors’ Rights Agreement		1-A/A	024-11188	4.2	June 8, 2020

6.1	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015

6.2	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015

6.3	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015

6.4	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015

6.5	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015

6.6	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015

6.7	Series Seed Preferred Stock Purchase Agreement		1-A/A	024-10440	3.1	July 1, 2015

6.8	Series A Preferred Stock Purchase Agreement		1-A/A	024-10496	6.18	November 25, 2015

6.9	Right of First Refusal and Co-Sale Agreement		1-A/A	024-10496	6.19	November 25, 2015

6.10	Promissory Note and Security Agreement, as amended		1-A POS	024-10496	6.10	October 18, 2017

6.11	Loan Purchase Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.11	February 7, 2018

6.12	Servicing Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.12	February 7, 2018

6.13	Amended and Restated Credit Agreement, dated April 4, 2018 by and among Groundfloor Holdings GA, LLC and ACM Alamosa DA LLC		1-A/A	024-11188	6.13	June 15, 2020

8.1	Escrow Agreement by and among Groundfloor Finance Inc., SI Securities, LLC, and The Bryn Mawr Trust Company of Delaware		1-A/A	024-11188	8.1	June 8, 2020

10.1	Power of attorney		1-A/A	024-11188	10.1	June 15, 2020

11.1	Consent of Cherry Bekaert LLP		1-A	024-11188	11.1	March 30, 2021

11.2	Consent of Robbins Ross Alloy Belinfante Littlefield LLC (included as part of Exhibit 12.1)	X

12.1	Opinion of Robbins Ross Alloy Belinfante Littlefield LLC	X

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 30, 2021.

GROUNDFLOOR FINANCE INC.

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director (Principal Executive Officer)	August 30, 2021
Brian Dally

/s/ Nick Bhargava	Executive Vice President, Secretary, Acting Chief Financial Officer and Director (Principal Financial and Accounting Officer)	August 30, 2021
Nick Bhargava

*	Director	August 30, 2021
Sergei Kouzmine

*	Director	August 30, 2021
Bruce Boehm

*	Director	August 30, 2021
Michael Olander Jr.

*	Director	August 30, 2021
Richard Tuley Jr.

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact